 Exhibit (a)(1)(viii)
AMENDMENT NO. 1
TO
OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING ORDINARY SHARES INCLUDING ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES
OF
SKY SOLAR HOLDINGS, LTD.
AT
$0.30 PER ORDINARY SHARE
AND
$6.00 PER AMERICAN DEPOSITARY SHARE
BY
SQUARE ACQUISITION CO.
A WHOLLY OWNED SUBSIDIARY OF
SQUARE LIMITED
Japan NK Investment K.K.
IDG-Accel China Capital L.P.
IDG-Accel China Capital Investors L.P.
Jolmo Solar Capital Ltd.
CES Holding Ltd.
Jing Kang
Bin Shi
Sino-Century HX Investments Limited
Kai Ding
TCL Transportation Holdings Limited
Esteem Venture Investment Limited
Mamaya Investments Ltd
Xanadu Investment (H.K.) Limited
Abdullateef A. AL-Tammar
Development Holding Company Ltd.
Bjoern Ludvig Ulfsson Nilsson

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON July 31, 2020, UNLESS THE OFFER IS EXTENDED.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements, as set forth below, the Offer to Purchase, dated July 6, 2020 (together with any amendments or supplements thereto, including this Amendment No. 1, the “Offer to Purchase”), relating to the Offer (as defined herein) made by Square Acquisition Co., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Purchaser”) and a wholly owned subsidiary of Square Limited, itself an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), which upon consummation of the Offer shall be wholly owned by Japan NK Investment K.K., a joint stock company organized under the laws of Japan (“JNKI”), IDG-Accel China Capital L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CC”), IDG-Accel China Capital Investors L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG CCI”, and together with IDG CC, “IDG”), Jolmo Solar Capital Ltd., a limited company organized under the laws of the British Virgin Islands (“Jolmo”), CES Holding Ltd., a limited company organized under the laws of Hong Kong (“CES”), Jing Kang, a natural person and citizen of Canada, Bin Shi, a natural person and citizen of the People’s Republic of China, Sino-Century HX Investments Limited, an exempted company with limited liability organized under the laws of the Cayman Islands (“SCHI”), Kai Ding, a natural person and citizen of the People’s Republic of China,

TCL Transportation Holdings Limited, a limited company organized under the laws of the British Virgin Islands (“TCL”), Esteem Venture Investment Limited, a limited company organized under the laws of the British Virgin Islands (“Esteem”), Mamaya Investments Ltd, a limited company organized under the laws of the British Virgin Islands (“Mamaya”), Xanadu Investment (H.K.) Limited, a company incorporated with limited liability under the laws of Hong Kong (“Xanadu”), Abdullateef A. AL-Tammar, a natural person and citizen of Kuwait, Development Holding Company Ltd., an exempted company with limited liability organized under the laws of the Cayman Islands (“DHCL”) and Bjoern Ludvig Ulfsson Nilsson, a natural person and citizen of Sweden (JNKI, IDG, Jolmo, CES, Jing Kang, Bin Shi, SCHI, Kai Ding, TCL, Esteem, Mamaya, Xanadu, Abdullateef A. AL-Tammar, DHCL and Bjoern Ludvig Ulfsson Nilsson, collectively with Parent and Purchaser, the “Offeror Group”). Offeror Group offered to purchase a all of the issued and outstanding ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) including all Ordinary Shares represented by American depositary shares (the “ADSs,” each representing twenty Ordinary Shares), of Sky Solar Holdings, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“SKYS” or the “Company”) not currently owned by Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL, which shall be tendered in the Offer), at a price of $0.30 in cash per Ordinary Share, or $6.00 in cash per ADS, net to the seller in cash, without interest and less any ADS cancellation fees and other related fees and withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal for Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal,” together with the Share Letter of Transmittal, “Letters of Transmittal”) which, together with any amendments or supplements, collectively constitute the “Offer.” All capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Offer to Purchase.
This Amendment No. 1 should be read together with the Offer to Purchase and the Letters of Transmittal. All references to and requirements regarding the Offer to Purchase and the Letters of Transmittal shall be deemed to refer to the Offer to Purchase, as amended and supplemented by this Amendment No. 1, and the Letters of Transmittal, respectively. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect.
If you desire to tender your Ordinary Shares and/or ADSs pursuant to the Offer and you are required to deliver a Share Letter of Transmittal or an ADS Letter of Transmittal as described in the Offer to Purchase under “The Offer — 3. Procedures for Accepting the Offer and Tendering Shares,” you must still use the Share Letter of Transmittal or ADS Letter of Transmittal previously mailed to you. If you have already properly tendered your Ordinary Shares and/or ADSs pursuant to the Offer, you need not to take further action. Tenders of Ordinary Shares or ADSs (whether previously or hereafter delivered) may only be withdrawn in the manner described in the Offer to Purchase.
July 24, 2020

The Offer to Purchase is hereby amended and supplemented as follows:
All references to “Xanadu Investment Ltd. (H.K.)” are hereby amended by deleting such words in their entirety and replacing them with “Xanadu Investment (H.K.) Limited.”
The second full paragraph on page ii of the Offer to Purchase is deleted in its entirety and replaced with the following:
“The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Ordinary Shares (including Ordinary Shares represented by ADSs) that, together with any other shares of the Company beneficially owned by Purchaser and the Offeror Group, constitutes at least 90% of the total voting power represented by the outstanding shares of the Company (the “Minimum Condition”). The Offer is also conditioned upon certain other conditions set forth in this Offer to Purchase. See “The Offer — Section 11. Conditions to the Offer” in this Offer to Purchase.”
The section of the Offer to Purchase entitled “Summary Term Sheet” is amended and supplemented as follows. The response set forth on page 2 in response to the question “What are the most significant conditions to the Offer?” is deleted in its entirety and replaced with the following:
“The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition.
The Minimum Condition requires that the number of Ordinary Shares (including Ordinary Shares represented by ADSs) that have been validly tendered and not withdrawn, together with any other Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by Offeror Group, constitute at least 90% of the total voting power represented by the issued and outstanding Ordinary Shares of the Company. As of the date of this Offer to Purchase, Offeror Group owns approximately 77.5% of the total voting power represented by the issued and outstanding Ordinary Shares. In order to satisfy the Minimum Condition, approximately 52,372,949 Ordinary Shares (including Ordinary Shares represented by ADSs), or 55% of the outstanding Ordinary Shares not beneficially owned by the Offeror Group, must be tendered in the Offer.
The Offer is also subject to a number of other conditions described in this Offer to Purchase. We expressly reserve the right to waive such conditions. See “Introduction,” “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 11. Conditions to the Offer.””
The section of the Offer to Purchase entitled “Summary Term Sheet” is amended and supplemented as follows. The paragraph set forth on page 3 in response to the question “What is your position as to the fairness of the transaction?” is deleted in its entirety and replaced with the following:
“We believe that the transaction is fair to the holders of Ordinary Shares and ADSs other than the Offeror Group and the affiliates of SKYS, including its officers and directors (the “Unaffiliated Security Holders”), based upon the factors set forth under “Special Factors — Section 4. Position of Offeror Group Regarding Fairness of the Offer and the Merger.””
The section of the Offer to Purchase entitled “Summary Term Sheet” is amended and supplemented as follows. The response set forth on page 5 in response to the question “Are appraisal rights available in either the Offer or any subsequent merger?” is deleted in its entirety and replaced with the following:
“Appraisal rights are not available in connection with the Offer. For the subsequent Merger, Purchaser expects to merge with and into the Company through a “short-form” merger in accordance with Part XVI and in particular Section 233(7) of the Companies Law with the Company continuing as the Surviving Company. Under Section 233(7) of the Companies Law, because the Merger is a “short-form” merger, the vote of the holders of Ordinary Shares and the holders of ADSs is not required to effect the Merger if a copy of the Plan of Merger is given to every registered shareholder of the Company. A copy of the Plan of Merger will be given to each registered holder of the Ordinary Shares pursuant to Section 233(7) of the Companies Law.
Section 238 of the Companies Law attached as Schedule C hereto provides a procedure for exercising dissenters’ rights in the case of a “long-form” merger. Because the Merger is a “short-form” merger, the terms of Section 238 of the Companies Law do not apply to the holders of the Ordinary Shares and ADSs in connection with the Merger. The Offeror Group notes that one holder of ADSs has filed a lawsuit in which it contends that appraisal rights under Section 238 of the Companies Law are available and may be exercised in the case of a short-form merger, as set forth in the discussion of the Quadre Action below. The Offeror Group disagrees with this ADS holder and believes the allegations made in the Quadre Action are without merit. See “Special Factors  —  Section 6. Appraisal Rights; Rule 13e-3.””
The first paragraph on page 14 under “Special Factors — 3. Position of the Offeror Group Regarding Fairness of the Offer and the Merger” is deleted and replaced in its entirety as follows:
“No member of Offeror Group sought to establish a pre-Offer, post-Offer, or post-Offer and Merger going concern value for the Ordinary Shares / ADSs to determine the fairness of the Offer Price to the Unaffiliated Security Holders, or for any other reason, because following the Merger the Company will have a significantly different capital structure. However, to the extent the pre-Merger going concern value was reflected in the pre-announcement price of the ADSs, the merger consideration represented a premium to the going concern value of SKYS.”
The third paragraph on page 14 under “Special Factors — 3. Position of the Offeror Group Regarding Fairness of the Offer and the Merger” is deleted and replaced in its entirety with the following paragraphs:
“In addition, no member of Offeror Group performed, or engaged a financial advisor to perform, any valuation, appraisal or other analysis, or provide any report, opinion or other work product, for the purposes of assessing the fairness of the Offer and Merger to the Unaffiliated Security Holders. Further, in connection with the Offer, Merger and other transactions contemplated thereby no member of the Offeror Group engaged a financial advisor to perform any valuation, appraisal or other analysis of, or provide any report, opinion or other work product relating to, the Company, whether for the benefit of any member of the Offeror Group or for the benefit of any other party with an interest in the outcome of the Offer, Merger and other transactions contemplated thereby, for any purpose.
According to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by SKYS on July 20, 2020 (the “SKYS 14D-9”), on February 22, 2020, the board of directors of SKYS (the “Board”) established a special committee of independent directors (the “Special Committee”) to, among other things, evaluate and make a recommendation to the Board with respect to strategic alternatives available to SKYS, including an offer such as the Offer. According to the SKYS 14D-9, between February 24, 2020 and May 11, 2020, the Special Committee retained Houlihan Lokey (China) Limited as its financial advisor and K&E as its legal counsel. In addition, according to the SKYS 14D-9, the Special Committee was not able to approve, disapprove or take any position with respect to the Offer.
Although the Special Committee was not able to approve, disapprove or take any position with respect to the Offer and Merger, the Offeror Group believes the Offer and Merger are procedurally fair to the Unaffiliated Security Holders for the reasons set forth in the third paragraph of this “Special Factors — 3. Position of the Offeror Group Regarding Fairness of the Offer and the Merger”. Such reasons include, but are not limited to, the fact that in order to satisfy the Minimum Condition, a majority of the Unaffiliated Security Holders (i.e., a “majority-of-the-minority”) must validly tender and not withdraw prior to the expiration of the Offer their Ordinary Shares (including Ordinary Shares represented by ADSs).”
Two new paragraphs and a table are added following the second paragraph under “Special Factors — 4. Effects of the Offer”, as follows:
“Specifically, immediately after the consummation of the Merger, Parent will own 100% of the issued and outstanding share capital of SKYS’ and will have a corresponding direct interest in SKYS’ net book value and net earnings. At the time of the Merger Parent will be wholly owned by the Offeror Group (other than Parent and Purchaser), and therefore each Offeror Group member (other than Parent and Purchaser) will have an indirect interest in SKYS’ net book value and net earnings in proportion to such Offeror Group member’s ownership interest in Parent. According to the SKYS 2019 Form 20-F, SKYS’ net earnings attributable to shareholders for the fiscal year ended December 31, 2019 was approximately minus $36,125,000 (i.e., a net loss) and SKYS’ net book value as of December 31, 2019 was approximately $37,063,000 million.

The table below sets out the approximate direct or indirect interest in SKYS’ net book value and net earnings for each of the Offeror Group (other than Parent and Purchaser) before and immediately after the Merger, based on the historical net book value and net earnings of SKYS set forth in SKYS 2019 Form 20-F as of and for the year ended December 31, 2019.
	Ownership Prior to the Offer and Merger				Ownership After the Offer and Merger
	Net Book Value		Earnings / (Losses)		Net Book Value		Earnings / (Losses)
Name	$’000%		$’000%		$’000%		$’000%
Japan NK Investment K.K.	13,454	36.3	(13,113)	36.3	18,272	49.3	(17,810)	49.3
IDG-Accel China Capital L.P.	8,609	23.2	(8,391)	23.2	11,709	31.6	(11,413)	31.6
IDG-Accel China Capital Investors L.P.	397	1.1	(387)	1.1	540	1.5	(527)	1.5
Jolmo Solar Capital Ltd.	482	1.3	(470)	1.3	667	1.8	(650)	1.8
CES Holding Ltd.	704	1.9	(686)	1.9	964	2.6	(939)	2.6
Jing Kang	334	0.9	(325)	0.9	445	1.2	(434)	1.2
Jing Kang	334	0.9	(325)	0.9	445	1.2	(434)	1.2
Bin Shi	1,297	3.5	(1,264)	3.5	1,779	4.8	(1,734)	4.8
Kai Ding	1,853	5.0	(1,806)	5.0	1,223	3.3	(1,192)	3.3
TCL Transportation Holdings Limited	334	0.9	(325)	0.9	111	0.3	(108)	0.3
Esteem Venture Investment Limited	111	0.3	(108)	0.3	148	0.4	(145)	0.4
Mamaya Investments Ltd	37	0.1	(36)	0.1	37	0.1	(36)	0.1
Xanadu Investment Ltd. (H.K.)	111	0.3	(108)	0.3	111	0.3	(108)	0.3
Abdullateef A. AL-Tammar	74	0.2	(72)	0.2	74	0.2	(72)	0.2
Development Holding Company Ltd.	371	1.0	(361)	1.0	371	1.0	(361)	1.0
Bjoern Ludvig Ulfsson Nilsson	37	0.1	(36)	0.1	37	0.1	(36)	0.1
The first paragraph on page 16 under “Special Factors — 6. Appraisal Rights; Rule 13e-3” is deleted and replaced in its entirety as follows:
“Appraisal Rights.   As the Merger will be a “short-form” merger in accordance with Part XVI (and in particular Section 233(7)) of the Companies Law with the Company continuing as surviving company, the vote of the shareholders of SKYS is not required to effect the Merger. A copy of Section 238 of the Companies Law is attached to this Offer to Purchase as an Exhibit which provides a procedure for exercising dissenters’ rights in the case of a “long-form” merger. However, the Merger will be a “short-form” merger, which does not require a vote of shareholders. The terms of Section 238 of the Companies Law do not apply to the Unaffiliated Security Holders because Section 238 of the Companies Law does not provide for appraisal rights in connection with a short-form merger.
•
Section 238 of the Companies Law permits shareholders of a company to dissent from a merger in certain circumstances by giving notice to the constituent company by providing “written objection to the action” “before the vote on the merger or consolidation” and then requires additional actions to be taken by the dissenting shareholder after a vote of the shareholders. Section 238 of the Companies Law makes no provision for a shareholder to exercise any right to dissent from of any merger or consolidation that does not require a shareholders’ vote.

•
The right to dissent from a merger under Section 238 of the Companies Law, even in respect of transactions to which that statute applies, are available only to holders of ordinary shares of a company. Thus, even if dissenters’ rights were available to holders of Ordinary Shares, they would not be available to holders of ADSs. Holders of ADSs would be required to exchange their ADSs for Ordinary Shares before exercising any dissenters’ rights under Section 238 of the Companies Law, even assuming such rights were available. See “The Offer — 11. Certain Legal Matters; Regulatory Approvals.”

The Offeror Group notes that one holder of ADSs has filed a lawsuit in which it contends that appraisal rights are available under the Companies Law, as set forth in the discussion of the Quadre Action at “The Offer — Section 11. Certain Legal Matters; Regulatory Approvals.” The Offeror Group disagrees with this ADS holder and believes the allegations made in the Quadre Action are without merit.”
The section entitled “The Offer — 9. Source and Amount of Funds” is amended as follows. The first four paragraphs are deleted and replaced with the following:
“Parent and Purchaser expect to pay the Offer Price for Ordinary Shares and ADSs validly tendered and not properly withdrawn together with the merger consideration, as the Merger is expected to be consummated shortly after the acceptance for payment of the Ordinary Shares and ADSs validly tendered and not withdrawn promptly following the Expiration Date.
Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $36 million. Purchaser anticipates funding these payments with the proceeds of the Debt Financing. Funding of the Debt Financing is subject to the satisfaction of the conditions set forth in the Debt Commitment Letter under which the Debt Financing will be provided.
The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which is filed as an exhibit to the Schedule TO filed with the SEC and is incorporated by reference herein. Shareholders are urged to read the Debt Commitment Letter for a more complete description of the provisions summarized below.”
A new paragraph is added following the final paragraph under “The Offer — 9. Source and Amount of Funds,” as follows:
“It is currently anticipated that the Loan Facility will be entered into promptly after the completion of the Offer and repaid from funds generated internally by SSJ and/or its affiliates, which shall be indirectly wholly owned by the Offeror Group after consummation of the Offer and Merger. Offeror Group may evaluate the refinancing of the Loan Facility in the ordinary course of business. However, no decisions have been made concerning this matter, and any decisions will be based on Offeror Group’s review from time to time of the financial markets, including prevailing interest rates and other economic conditions.”
The section entitled “The Offer — 11. Conditions to the Offer” is deleted in its entirety and replaced with the following:
“Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Ordinary Shares/ADSs promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) Purchaser may delay the acceptance for payment for, or the payment for, any Ordinary Shares/ADSs validly tendered and not properly withdrawn, if any of the following conditions has not been satisfied immediately prior to the expiration of the Offer (as extended):
(i)   there shall have been validly tendered and not withdrawn pursuant to the Offer a number of Ordinary Shares (including Ordinary Shares represented by ADSs) that, together with any other Ordinary Shares/ADSs registered in the name of the Offeror Group members, constitutes at least 90% of the total voting power represented by the outstanding Shares of exercisable in a general meeting of the Company (the “Minimum Condition”);
(ii)   no law, statute, rule or regulation shall have been enacted or promulgated by any governmental entity of competent jurisdiction which prohibits or makes illegal the consummation of the Offer or the Merger;
(iii)   (a) no petition or other similar proceeding shall have been filed and remain outstanding, and no order shall have been made or resolution adopted to wind up the Company; (b) no receiver, trustee, administrator or other similar person shall have been appointed in any jurisdiction and be acting in respect of the Company, its affairs or its property or any part thereof and (c) no scheme, order, compromise or other similar arrangement shall have been entered into or made in any jurisdiction whereby the rights of creditors of the Company are, and continue to be, suspended or restricted; and

(iv)   no order or injunction of a court or governmental entity of competent jurisdiction shall have been in effect preventing the consummation of the Offer or the Merger in any material respect.
The foregoing Offer Conditions (other than the Minimum Condition) are for the sole benefit of Purchaser and Parent and, subject to the applicable rules and regulations of the SEC, may be waived by Purchaser, in its sole discretion, in whole or in part, at any time.
Purchaser and Parent further acknowledge that they will disclose any future waiver of any Offer Condition that would constitute a material change to the Offer.”
A new section is added following the final paragraph under “The Offer — 13. Certain Legal Matters; Regulatory Approvals,” as follows:
“Certain Litigation.   On July 17, 2020 plaintiff Quadre Investments L.P. (“Quadre”), a purported holder of ADSs, filed a putative class action lawsuit in the U.S. District Court for the Southern District of New York captioned Quadre Investments L.P. vs. Sky Solar Holdings, Ltd, No. 20-cv-05551 (the “Quadre Action”) on behalf of itself and all current holders of ADSs against SKYS and each member of the Offeror Group in connection with the proposed Offer and Merger. A copy of the complaint in the Quadre Action is annexed as Exhibit (a)(5)(i) to the combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 filed by Purchaser and Parent pursuant to Rules 14d-3 and 13e-3 under the Exchange Act. Quadre asserts one claim under Section 13(e) of the Exchange Act and Rule 13e-3 promulgated thereunder based on allegations that certain disclosures in the Offeror Group’s Tender Offer Statement on Schedule TO, filed with the SEC on July 6, 2020, and Transaction Statement on Schedule 13E-3, filed with the SEC on July 6, 2020 (together, the “Offeror Group Submissions”) are materially misleading and incomplete and omit material information needed to ensure that the shareholders make an informed decision when choosing whether or not to tender their shares. Quadre pursues two primary theories:
•
First, Quadre alleges that shareholders have appraisal rights under applicable Cayman law, despite the disclosures in the Offeror Group Submission stating that there are no such appraisal rights. In support of this contention, Quadre alleges that, under Section 238(1) of the Companies Law, “[a] member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.” Quadre further alleges that no provision of the Companies Law distinguishes between appraisal rights available in the context of a “short-form” merger and those available in the context of a “long-form merger.” Quadre also alleges that, even though Section 238 of the Companies Law provides that objections must be made “before the vote on the merger or consolidation,” and even though there is no shareholder vote required for a short-form merger, “[t]he non-occurrence of a vote that would trigger a deadline to dissent, simply means that the deadline does not apply.” Quadre also alleges that, even if Section 238 of the Companies Law does not provide a method of exercising appraisal rights in the context of a short-form merger, holders of Ordinary Shares “have a right to seek relief from an appropriate court to otherwise protect themselves against an unfair merger, including by (1) requesting the court enjoin the Merger as unfair, (2) bringing a suit for equitable quasi-appraisal type remedies, or (3) bringing a suit requesting other relief that would provide a method of exercising the appraisal rights provided by § 238(1) of the Companies Law.”

•
Second, Quadre alleges that the Offeror Group Submissions failed to disclose information required under Section 13(e) of the Exchange Act and Rule 13e-3 promulgated thereunder concerning (i) the fairness of the transaction to unaffiliated security holders and (ii) reports, opinion, appraisals and negotiations received from outside parties other than counsel.

The Quadre Action seeks, among other things, equitable relief that would enjoin the consummation of the proposed Offer and Merger, rescission of the proposed Offer and Merger (to the extent the proposed Offer and Merger have already been consummated), damages, and attorneys’ fees and costs. The Offeror Group believes that the Quadre Action is without merit.
While Quadre and its counsel continue to disagree with the Offeror Group’s position regarding Section 238 of the Companies Law 238 and the availability of appraisal rights in connection with the Merger, Quadre believes that the Quadre Action has been rendered moot by this filing and accordingly has agreed not to seek injunctive relief with respect to the Offer to Purchase, the Merger or the transactions contemplated thereby.”